Mail Stop 4561

September 17, 2008

John Busshaus
Chief Financial Officer
Wizzard Software Corporation
5001 Baum Boulevard
Pittsburgh, PA 15213

> **Re:** **Wizzard Software Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 11, 2008**
> **File No. 001-33935**

Dear Mr. Busshaus:

We have reviewed your response letter dated August 28, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 25, 2008.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 8. Financial Statements

Note 7. Capital Stock

Preferred Stock, page 45

1.   Your response to prior comment number 5 indicates that the fair value of the embedded derivative instrument is insignificant and immaterial to the financial statements at the time of issuance and throughout the life of the derivative. Please confirm that you intend to reassess the fair value of the embedded derivative at each balance sheet date pursuant to paragraph 17 of SFAS 133.

John Busshaus
Wizzard Software Corporation
September 17, 2008
Page 2

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Unaudited Consolidated Statement of Operations, page 5

2.   We note the changes you made to the prior year presentation of product and
        service revenues and the related costs in response to prior comment number 4.
        Please confirm that your future filings will include detailed disclosures regarding
        the impact of this change on your statements of operations.

                              * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filings, you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or me at
(202) 551-3451 if you have any questions regarding the above comments.

                                        Sincerely,

                                        Mark Kronforst
                                        Accounting Branch Chief